SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                        Quarter ended June 30, 2000


                             PEAKSOFT MULTINET CORP.
                             -----------------------
                (Translation of registrant's name into English)


            114 West Magnolia Street, Suite 447, Bellingham, WA 98225
            ---------------------------------------------------------
                    (Address of principal executive offices)


      [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F ..X..                    Form 40-F  ____

      [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes ..X..                           No ____

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-0-24069
                                               ----------

Signatures:  T. W. Metz

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Peaksoft Multinet Corp.
(Registrant)



(Signature) By: /s/ T.W. Metz
                ----------------------
                Tim Metz
                President/CEO

                            PEAKSOFT MULTINET CORP.

































                              Third Quarter Report

                  For the three months ended June 30, 2000

LETTER TO SHAREHOLDERS

The development of http://www.peak.com continues to take positive steps during the third quarter of fiscal year 2000.

During the quarter, the Company reached an agreement with Application Park Inc. to provide pre-built browser-based applications that automates business functions such as contact management, project management or other operational duties such as performance reviews. These integrated applications can be found on PeakSoft's small business portal site located at http://www.peak.com.

The Company also entered into an agreement with Auctionet.com to provide Private Label business-to-consumer auctions on PeakSoft's small business portal site. This will offer additional value to Peak.Com members, allowing them to sell business related and personal items through the auction format. Peak.com intends to add business-to-business auctions in the near future.

The Annual Shareholders Meeting was held on June 28, 2000. The shareholders voted in favor of the three items on the proxy. Peter Janssen, Simon Arnison, Colin Morse and myself will continue to serve as the Board of Directors. Gordon K.W. Gee, Chartered Accountants was re-elected to serve as the Company's auditor for this year. No new business was discussed.

During the quarter, PeakJet 2000, PeakSoft's web-browsing accelerator was translated into a French version to penetrate the French speaking markets. PeakSoft reached a software distribution agreement with Softvianet Limited of the United Kingdom to offer local languages of PeakJet 2000 to the European Community. PeakJet 2000 is currently available in English, French, German, Spanish, Italian and Japanese. The Company continues to pursue global maximization of PeakJet 2000.

Subsequent to the end of the quarter, Mr. Russell Antonacci, Vice President of Marketing of Inculab.com, Inc., has been appointed Chief Executive Officer effective immediately for Peak.Com, Inc. He has been given full authority to run the Peak.com division of PeakSoft Multinet Corp, which includes budget, personnel, strategic direction and tactical decisions. Mr. Antonacci's extensive experience with web-site development will enable the small business portal to reach the potential that the Company has envisioned.


Sincerely,

/s/ T.W. Metz
----------------------
Tim Metz
President/CEO

August 30, 2000

Consolidated Balance Sheet (in Canadian dollars)
(Prepared by Management - Unaudited)
June 30, 2000 and 1999

--------------------------------------------------------------------------------
                                                           2000         1999
                                                             $            $
--------------------------------------------------------------------------------

Assets

            Current Assets:

            Cash                                           46,892       37,371
            Accounts receivable                            17,385      124,639
            Inventories                                         -       42,442
            Prepaids and deposits                          20,131       24,045
            -------------------------------------------------------------------
                                                           84,408      228,497

            Capital assets                                 62,810       78,773

            Investment in InfoBuild                             -      284,000

-------------------------------------------------------------------------------
                                                          147,218      591,270
===============================================================================


Liabilities and Shareholders' Equity

            Current liabilities:

            Accounts payable and accrued liabilities      447,337      879,842
            Notes Payable                               2,663,694      517,643
            Interest payable                              267,084       26,130
            Current portion of obligations under
                 capital leases                             5,786       22,703
            -------------------------------------------------------------------
                                                        3,383,901    1,446,318

            Obligations under capital leases                    -        2,582

            Shareholders' Equity:

            Share capital                               9,019,260    9,460,955

            Accumulated deficit                        12,255,944   10,318,585
            -------------------------------------------------------------------

                                                       (3,236,684)    (857,630)

-------------------------------------------------------------------------------
                                                          147,218      591,270
===============================================================================


Consolidated Statement of Operations and Deficit (in Canadian dollars)
(Prepared by Management - Unaudited)
June 30, 2000 and 1999
----------------------------------------------------------------------------------------------------------------
                                                   Quarter          Quarter       Nine Months        Nine Months
                                                    Ended            Ended           Ended              Ended
                                                   June 30,         June 30,        June 30,           June 30,
                                                     2000             1999            2000               1999
                                                      $                $               $                  $
----------------------------------------------------------------------------------------------------------------
Sales                                                8,081           188,667         67,858            475,646

Cost of goods sold                                   3,743            6,520           7,607             18,161

----------------------------------------------------------------------------------------------------------------
                                                     4,337          182,147          60,251            457,485

Operating Expenses:
        General and administration                 249,055          465,468         873,689          1,012,253
        Selling and marketing                       63,449           87,071         128,277            262,172
        Research and development                    36,008           71,798          87,324            232,933
        Amortization                                 9,612           13,942          25,808             40,472
        --------------------------------------------------------------------------------------------------------
                                                   358,125          638,279       1,115,098          1,547,830

----------------------------------------------------------------------------------------------------------------
Earnings (loss) before the undernoted             (353,787)        (456,132)     (1,054,847)        (1,090,345)


Interest on short-term notes                       (65,561)               -        (192,130)           (77,231)


Debt settlement with creditors                      44,310           44,698          81,753             44,698

----------------------------------------------------------------------------------------------------------------
Earnings (loss) from operations                   (375,038)        (411,434)     (1,165,224)        (1,122,878)

----------------------------------------------------------------------------------------------------------------
Loss                                               375,038          411,434       1,165,224          1,122,878

Accumulated deficit, beginning of period        11,880,906        9,907,151      11,090,720          9,195,707

----------------------------------------------------------------------------------------------------------------
Accumulated deficit, end of period              12,255,944       10,318,585      12,255,944         10,318,585
================================================================================================================

Loss per common share                                 0.10             0.11            0.30               0.30


Statement of Changes in Financial Position (in Canadian dollars)
(Prepared by Management - Unaudited)
June 30, 2000 and 1999
------------------------------------------------------------------------------------------------------------------------------------
                                                               Quarter        Quarter         Nine Months        Nine Months
                                                                Ended          Ended             Ended              Ended
                                                               June 30,       June 30,          June 30,           June 30,
                                                                2000           1999              2000               1999
                                                                 $              $                 $                  $
------------------------------------------------------------------------------------------------------------------------------------
Cash provided by (used in):
Operations:
                 Net earnings (loss)                         (375,038)       (411,434)         (1,165,224)       (1,122,878)
                 Items not involving cash:
                      Amortization                              9,612          13,942              25,808            40,472

                 Change in non-cash operating
                      working capital                          40,216         196,605            (139,776)         (216,666)

                 ----------------------------------------------------------------------------------------------------------
                                                             (325,210)       (200,887)         (1,279,192)       (1,299,072)
                 ----------------------------------------------------------------------------------------------------------


Financing:

                 Repayments of notes payable                   (1,489)              -              (8,370)                -
                 Increase (decrease) in
                      Obligation under capital leases                          (3,747)             (1,897)          (26,057)
                 Issuance of notes payable                    286,614          73,500           1,233,593           517,643
                 Issuance of share capital                          -          11,432              63,816           835,331
                 ----------------------------------------------------------------------------------------------------------
                                                              285,125          81,185           1,287,142         1,326,917
                 ----------------------------------------------------------------------------------------------------------


Investments:
                 Purchase of capital assets                   (17,053)          2,296             (17,053)          (13,298)
                 ----------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash position
                                                              (57,138)       (117,406)             (9,103)           14,547

Cash, beginning of period                                     104,031         154,777              55,995            22,824

---------------------------------------------------------------------------------------------------------------------------
Cash, end of period                                            46,892          37,371              46,892            37,371
===========================================================================================================================

THIRD QUARTER REVIEW

The third quarter of fiscal year 2000 showed reductions of expenses in all areas of operation. Overall operating expenses decreased from CDN $638,279 for the quarter ended June 30, 1999 to CDN $358,125 in the comparable quarter in 2000, a decrease of 44%, mainly because of significant cost reductions in general and administration and research and development. Loss for the second quarter decreased from CDN $411,434 for the quarter ended June 30, 1999 to CDN $375,038 in the comparable quarter in 2000, a decrease of 9%. Loss per share improved from CDN $0.11 for the quarter ended June 30, 1999 to CDN $0.10 in the comparable quarter in 2000.

General and administrative expenses decreased from CDN $465,468 for the quarter ended June 30, 1999 to CDN $249,055 in the comparable period in 2000, a decrease of CDN $216,413. This decrease of 46% is mostly comprised of consulting and professional services that occurred during third quarter, 1999 and were not recognized during fiscal year 2000.

Selling and marketing expenses decreased from CDN $87,071 for the quarter ended June 30, 1999 to CDN $63,449 in the comparable period in 2000, a decline of CDN $23,622. This decrease of 27% was primarily due to management's continued expense reductions.

Research and development expenses declined from CDN $71,798 for the quarter ended June 30, 1999 to CDN $36,008 in the comparable period in 2000, a decrease of CDN $35,790 or 50%. This decline was due to the software development expenses for PeakJet 2000 that occurred in the third quarter, 1999.

During the quarter, management negotiated with trade and other creditors to realize a reduction of CDN $44,310 of liabilities. The Company also received USD $195,000 in operating capital supported by promissory notes.

NINE MONTH REVIEW

The nine months ending June 30, 2000 shows a continuation of expense cutbacks in all areas of operation. Overall operating expenses decreased from CDN $1,547,830 for the nine months ending June 30, 1999 to CDN $1,115,098 in the comparable period in 2000, a decrease of 28%, mainly because of significant cost reductions in marketing and research and development. Loss for the nine months increased from CDN $1,122,878 for the nine months ending June 30, 1999 to CDN $1,165,224 in the comparable period in 2000. This 4% increase was largely due to a decrease in sales.

General and administrative expenses decreased from CDN $1,012,253 for the nine months ending June 30, 1999 to CDN $873,689 in the comparable period in 2000, a decrease of CDN $138,564 or 14%. This decrease is mostly comprised of professional and consulting services involved with the initial concept of the small business portal located at http://www.peak.com as well as decreases in consulting and personnel costs for investor relations.

Selling and marketing expenses decreased from CDN $262,172 for the nine months ending June 30, 1999 to CDN $128,277 in the comparable period in 2000, a decline of CDN $138,895. This decrease of 51% was primarily due to reductions in personnel and associated costs coupled with the declining use of outside contractors and consultants.

Research and development expenses declined from CDN $232,933 for the nine months ending June 30, 1999 to CDN $87,334 in the comparable period in 2000, a decrease of CDN $145,609 or 63%. This decline was due to reductions in personnel and associated costs along with the PeakJet 2000 development expenses in fiscal year 1999 not incurred in the current fiscal year.

During the past nine months, management negotiated with trade and other creditors to realize a reduction of CDN $81,753 of liabilities. The Company has received USD $840,000 in operating capital supported by promissory notes.

CORPORATE INFORMATION

Corporate Headquarters

         PeakSoft Multinet Corp.
         114 W. Magnolia Street; Suite 447
         Bellingham, WA  98225
         USA

         Tel: (360) 392-3912   Fax: (360) 392-3911
         http://www.peaksoft.com
         -----------------------


Investor Relations
         PeakSoft Multinet Corp.
          (360) 360-392-3912
         invest@peaksoft.com
         -----------------------

Stock Listing
         PeakSoft Multinet Corp. common stock is traded on the Canadian Venture Exchange under symbol PKS and in the US on the OTC:BB under the symbol PEAMF.


Auditor
         Gordon K. W. Gee, Chartered Accountant
         488-625 Howe Street
         Vancouver, BC V6C 2T6
         Tel: (604) 689-8815   Fax: (604) 689-8838

Transfer Agent and Registrar
         Montreal Trust, Calgary Alberta


Directors                                            Management
         Peter Janssen                                     Tim Metz
         Chairman of the Board                             President & CEO

         Tim Metz                                          Calvin Patterson
         Director                                          Corporate Counsel

         Colin Morse
         Director

         Simon Arnison
         Director